Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility is discussed.

Agility Robotics Highlights Commercial Momentum and Growing Enterprise Demand for Digit Humanoid Robot

GXO expanding to two additional facilities; three additional manufacturing customers and 30+ prospective customers highlight new opportunities in manufacturing, automotive, logistics and defense

CEO Peggy Johnson to host investor call today at 12:00 p.m. ET to discuss commercial progress

SALEM, Ore. — October 26, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today highlighted growing commercial momentum for Digit®, including an expanded relationship with existing customer GXO, three additional manufacturing customers and an active pipeline of more than 30 prospective customers across automotive manufacturing, logistics, e-commerce, agricultural equipment, consumer products and defense.

Agility CEO Peggy Johnson will discuss the company’s commercial progress and outlook during an investor conference call and webcast today at 12:00 p.m. Eastern Time. Details for accessing the call are provided below.

In a separate announcement today, GXO announced a new commercial agreement to deploy Digit at two additional U.S. facilities in Statesville, North Carolina, and Lebanon, Tennessee. The expansion builds on Digit’s work at GXO’s Georgia facility since 2024 and demonstrates Agility’s commercial growth strategy in action: establish value in an initial deployment, then expand across a customer’s operations. Deployments are expected to begin in early 2027 using Digit 4, with plans to transition to Digit 5 as it becomes commercially available. GXO is the world’s largest pure-play contract logistics provider, with more than 150,000 team members across more than 1,000 facilities.

In addition to GXO, Agility is pleased to report strong momentum across a broad range of customers and today is providing details on three additional enterprise manufacturing customers. All three are participating in paid programs focused on specific manufacturing needs, laying the foundation for potential larger-scale deployments:

●	A major global automaker, which sold more than three million vehicles annually worldwide.

●	One of the world’s largest developers of automotive technology and components

●	A leading global consumer products manufacturer, with a diverse portfolio of well-established brands.

These customers have chosen not to be identified publicly, which is common among early adopters of new technology. Still, the relationships demonstrate the breadth of enterprise interest in Digit across industries with significant material-handling needs, repetitive physical workflows, and opportunities to bring flexible automation into existing facilities.

Agility’s growing portfolio of enterprise customer relationships and programs also includes:

●	AGCO, which announced a commercial agreement with Agility on October 20, 2026, for a Digit pilot at its Hesston, Kansas, production facility, expected to begin in 2027.

●	Toyota Motor Manufacturing Canada, which signed a commercial agreement following a successful pilot.

●	Schaeffler, which is also an Agility investor and is deploying Digit in automotive manufacturing operations.

●	Mercado Libre, Latin America’s largest e-commerce company.

●	GXO Logistics, where Digit has moved more than 100,000 totes at its Georgia facility under a multi-year commercial agreement that began in June 2024, marking the first formal commercial deployment of a humanoid robot in live operations.

Growing Pipeline of More Than 30 Prospective Customers

Agility is engaged with more than 30 prospective customers through active commercial discussions or participation in its Customer Acceleration Program (CAP). The program enables customers to evaluate Digit against specific operational requirements, validate potential applications and prepare for broader commercial deployments.

The pipeline spans multiple industries, including manufacturing, automotive, aerospace, defense, logistics and consumer products, reflecting interest in using humanoid robots to address repetitive, physically demanding work that can be difficult to automate with traditional robotics.

Those prospective customers include two potential subcontractor engagements supporting a branch of the U.S. Armed Services. These discussions are at an early stage, and no agreements have been signed.

Building the Infrastructure for Commercial Scale

Together, these milestones reflect growing enterprise interest in humanoid robotics and Agility’s position as one of the few companies with a track record of commercial deployment. Agility has previously disclosed more than $300 million in committed multi-year orders for Digit 5, its next-generation robot unveiled on September 15, 2026. The figure represents potential multi-year value expected to be realized over time, subject to satisfaction of contractual milestones, product features and specifications, and does not represent current-period revenue.

Digit 5 is designed for cooperatively safe work in close proximity to people and to address a broader range of industrial workflows. Early customer access is expected to begin in the first half of 2027, with general availability targeted for the end of 2027.

To support broader commercial adoption, Agility has invested in the infrastructure needed to manufacture, deploy and support humanoid robots at scale. This includes RoboFab, its 70,000-square-foot manufacturing facility in Salem, Oregon, designed for annual production capacity of up to 10,000 robots; Agility Arc, its cloud-based platform for managing robot fleets and integrating them into customer operations; and expanded software, deployment and service capabilities, including its recently announced Pittsburgh expansion.

The Company is supported by leading strategic investors and partners across the AI, technology, VC, and industrial ecosystem, including NVIDIA, Amazon, SoftBank Vision Fund 2, Schaeffler, Foxconn, Abico, DCVC and Playground Global.

Agility is preparing to become a public company through its previously announced business combination with Churchill Capital Corp XI (Nasdaq: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

Investor Conference Call Details

Event: Agility Robotics Commercial Update and Investor Call

Date: Monday, October 26, 2026

Time: 12:00 p.m. Eastern Time / 9:00 a.m. Pacific Time

Webcast: https://edge.media-server.com/mmc/p/kunm68e7

Additional information and a replay of the webcast will be available on Agility’s investor relations website at agilityrobotics.com/investors.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill Capital Corp XI (“Churchill XI”) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release and the related investor conference call and webcast include “forward-looking statements” within the meaning of the federal securities laws regarding Agility and Churchill XI. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to convert paid customer programs, including its Customer Acceleration Program and pilots, and its existing prospective customer pipeline into larger robot orders, deployments and multi-year commitments; the expected deployment of Digit across multiple facilities and applications under Agility’s more than $300 million in multi-year orders for Digit 5; the expected deployment of Digit at the nine customer facilities for which Agility has reported deployment commitments and at two additional GXO facilities beginning in early 2027; the expected timing, scope and applications of customer pilots and programs, including the AGCO pilot expected to begin in 2027; potential opportunities in the defense sector, including early-stage discussions regarding potential subcontractor engagements; Agility’s ability to develop, validate and deploy new Digit skills and capabilities; the anticipated timing of deployment of Digit 5 units to early-access customers in the first half of 2027 and general availability of Digit 5 by the end of 2027; Agility’s ability to scale manufacturing, commercial deployments and service infrastructure, including at RoboFab and through its Pittsburgh expansion, to support existing and future customers; Agility’s preparation to operate as a public company; and Agility’s ability to consummate the proposed business combination with Churchill XI, including the anticipated timing of closing and the expected listing of the combined company’s securities on Nasdaq.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s, Churchill XI’s or the combined company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Media: Michael Oldenburg

media@agilityrobotics.com

Investors: Anthony Rozmus

investor-relations@agilityrobotics.com

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